

August 9, 2012

<u>Via E-mail</u>
Jared G. Robinson
Chief Executive Officer
Encom Group, Inc.
3330 South Federal Highway, Suite 220
Boynton Beach, Florida 33435

> **Re:** **Encom Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 7, 2012**
> **File No. 0-54277**

Dear Mr. Robinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Certifying Accountant

1. We note your disclosure in Item 9.01 that an exhibit 16 letter from Hein & Associates will be filed in a future amendment to Item 4.01 of Form 8-K and await on your filing the letter.

2. Please state whether Hein & Associates resigned, declined to stand for re-election or was dismissed and the date thereof. Refer to Item 304(a)(1)(i) of Regulation S-K.

3. Please revise to provide your disclosure regarding the period during which there were no disagreements or reportable events with Hein & Associates. This period should include the two most recent fiscal years and any subsequent interim period through the date of declination to stand for re-election, dismissal or resignation. Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

4. Please revise to disclose whether Hein & Associates' report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula at (202) 551-3339 if you have questions. In his absence you may contact me at (202) 551-3377.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief